Achari Ventures Holding Corp. I

February 14, 2024

Via Edgar

Ms. Margaret Sawicki

Mr. Conlon Danberg

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Re:	Achari Ventures Holdings Corp. I
Registration Statement on Form S-4
Filed January 18, 2024
File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we” ,”our” or “us”) transmits herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 2, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed January 18, 2024

Frequently Used Terms, page v

1.	Staff’s Comment: We note your definition of “IPO” or “Initial Public Offering” refers to your Form S-1 being declared effective on October 14, 2022. Please revise to clarify that the S-1 was declared effective on October 14, 2021.

Response: We have revised the date of the IPO in Amendment No. 1 to properly reflect that the date of the IPO was October 14, 2021.

Securities and Exchange Commission

February 14, 2024

Summary of the Proxy Statement/Prospectus Vaso,

2.	Staff’s Comment: We note your disclosure regarding a Management Service Agreement between Vaso and EECP Global to provide management service for the business and operation of EECP Global in the United States and your statement that the agreement provides an initial term of three years starting April 1, 2020, the effective date of the sale, which is automatically renewable for additional one-year terms. Here or elsewhere in the prospectus, please expand your disclosure of the Management Service Agreement to describe all of its material terms, including the respective obligations of the parties, provisions regarding expenses and management fees and well as any termination provisions. Please clarify if the agreement was automatically renewed at the end of the initial three-year term on April 1, 2023 and how you anticipate renewal of the agreement will work going forward. Finally, please file a copy of the Management Service Agreement as an exhibit to the Registration Statement or explain to us why you are not required to do so.

Response: Although Vaso does not believe that the Management Service Agreement with EECP Global is a material agreement, Amendment No. 1 has been revised to include material terms of the Agreement. Additionally, the disclosure in Amendment No. 1 has been revised to indicate that the agreement was automatically renewed in April 2023 and that Vaso anticipates that it will continue to be renewed on an annual basis for the foreseeable future.

Vaso believes that it would not be appropriate to include the agreement as an exhibit to Amendment No. 1 as it is not a material agreement. EECP is one of the four main devices that Vaso designs, manufactures and/or sells in its equipment segment. In determining that the Management Services Agreement is not material, Vaso has considered that:

●	the entire equipment segment (of which the EECP operations are just one portion) only represented approximately 3.2% and 3.6%, respectively, of Vaso’s revenue in the year ended December 31, 2022 and the nine months ended September 30, 2023;

●	Vaso’s investment in EECP (approximately $889,000 and $788,000, respectively) represented 1.2% and 1.1%, respectively, of its total assets ($71,645,000 and $73,038,000, respectively) as of December 31, 2022 and September 30, 2023;

●	For the year ended December 31, 2022, Vaso’s share of EECP Global’s loss was approximately $154,000, and it recorded receivables due from EECP Global of $403,000 (as opposed to net cash provided by operating activities of $14,416,000); and

●	For the nine months ended September 30, 2023, Vaso’s share of EECP Global’s loss was approximately $101,000, and it recorded receivables due from EECP Global of $814,000 (as opposed to net cash provided by operating activities of $6,860,000).

Organizational Structure of the Company after giving effect to the Merger and Business Combination, page 6

3.	Staff’s Comment: Please revise the organizational charts to include your 49% interest in EECP Global Corporation.

Response: The organizational chart included in Amendment No. 1 has been revised to include Vaso’s 49% interest in EECP Global.

Securities and Exchange Commission

February 14, 2024

Questions and Answers

Q. What equity stake will current Achari stockholder and Vaso stockholders hold in the Company..., page 16

4.	Staff’s Comment: Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in this Question and Answer and elsewhere in Amendment No. 1 accordingly. Supplementally, please note Achari’s existing charter does not include a specified maximum redemption threshold, which would prohibit the consummation of a business combination transaction if a certain amount of redemptions are experienced with respect to shareholder approval of a proposed business combination, which is disclosed in the risk factor entitled “Achari does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of Achari’s stockholders do not intend to retain their respective investment, in which case, the former Vaso stockholders may receive a greater number of Common Stock as a result of redemptions”.

5.	Staff’s Comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise the table on page 16 to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including warrants.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in this Question and Answer and elsewhere in Amendment No. 1 accordingly. Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of common stock held by the Sponsor and may be deemed to beneficially own such Founder Shares. Other than as set forth herein, the Company confirms that no affiliates of the sponsor own any equity in the Company.

Q. May the Sponsor, Achari’s directors, officers, advisors or their affiliates purchase shares in connection with the Business..., page 23

6.	Staff’s Comment: We note your disclosure indicating that the Sponsor and Achari’s directors, officers, advisors or their affiliates may engage in public market purchases, as well as private purchases, of your securities and that “[a]ny such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the trust account.” Please provide your analysis on how such purchases will comply with Rule 14e-5, including whether the price offered in such purchases may be higher than the redemption price. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the disclosures relating to the potential public market purchases and private purchases by the Sponsor and Achari’s directors, officers, advisors or their affiliates. The Company confirms that no such purchases will be made.

Securities and Exchange Commission

February 14, 2024

Adjustment AA, page 37

7.	Staff’s Comment: You reference Adjustment AA for your Income tax benefit (expense) adjustments on page 34, however, Adjustment AA refers to the elimination of interest earned. Please advise or revise accordingly.

Response: Adjustment AA refers to both the elimination of the interest income and the elimination of the income tax expense applicable to such earned interest income. The disclosure in Amendment No. 1 has been revised to further clarify this point.

Adjustment J, page 37

8.	Staff’s Comment: We note that you have reduced the put option liability by $2,250,000 for payment of excess SPAC expenses. Please tell us what consideration you gave to recognizing these expenses in your pro forma statement of operations for the year ended December 31, 2022. Refer to Rule 11-02(a)(6)(i)(B).

Response: The put option liability has been reduced by $2,250,000 of additional unpaid SPAC expenses. This was stipulated in the “Put Option Agreement”, Exhibit B to the Business Combination Agreement – whereas

“if the Company pays more than $2,250,000 of Unpaid SPAC Expenses on or after the Closing Date (such amount in excess of $2,250,000 actually paid, the “Additional Unpaid SPAC Expenses Amount”), then, without duplication, (i) the number of Achari Put Shares subject to the Achari Put Options (for the avoidance of doubt, giving effect to any anti-dilution or other adjustments as contemplated by Section 1(h) above) shall be reduced by a number of Achari Put Shares equal to the quotient of the Additional Unpaid SPAC Expenses Amount divided by $8.00 following written notice to the Sponsor and (ii) the number of Achari Put Shares that the Achari Put Holder is to maintain as a result of the Sponsor Letter Agreement shall be reduced from 750,000 by a number of Achari Put Shares equal to the quotient of the Additional Unpaid SPAC Expenses Amount divided by $8.00 following written notice to the Sponsor.”

All SPAC expenses that have previously been paid have been appropriately recognized in the pro forma statement of operations for the year ended December 31, 2022. The amount that the put option liability has been reduced by represents the Unpaid SPAC Expenses up to $2,250,000, and therefore would not have an impact on the pro forma statement of operations for the year ended December 31, 2022.

Note 3 -- Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment B, page 37

9.	Staff’s Comment: Please address the appropriateness of reclassifying the $3,500,000 deferred underwriters’ discount that becomes due and payable upon the consummation of the Business Combination to Accrued Expenses and Other Liabilities rather than as a reduction of cash. In this regard, we note your disclosures throughout the filing that the deferred underwriting fees are payable from the amounts held in the Trust Account if the Company completes a Business Combination. Please address how the $3,500,0000 will be paid under the Maximum Redemption Scenario.

Response: The classification of the $3,500,000 of deferred underwriters’ discount is more appropriately classified as Accrued Expenses and Other Liabilities (as opposed to a reduction of cash) because Vaso has already reduced cash for the full $4.5 million of Unpaid SPAC Expenses (which is the sum of $4.4 million set out in Note D plus $0.1 million that Vaso has already spent for Achari fees) but the total Unpaid SPAC Expenses in the Achari balance sheet included in its unaudited financial statements for September 30, 2023 is $6.787 million ($3.287 million in current liabilities plus $3.5 million deferred underwriting fee). As a result, Vaso moved the deferred underwriting fee into accrued liabilities to consolidate and present in one spot the remaining liabilities that need to be paid or settled prior to the Business Combination to meet the closing condition that Unpaid SPAC Expenses not exceed $4.5 million at the time of closing.

Securities and Exchange Commission

February 14, 2024

In the event of the Maximum Redemption Scenario, the $3,500,000 of deferred underwriters’ compensation will be paid from cash and cash equivalents. The pro forma unaudited financial statements included in Amendment No. 1 show that in the Maximum Redemption Scenario, Achari would have had $4,429,000 of cash and cash equivalents as of September 30, 2023.

Risk Factors

Risks Related to the Business Combination, page 41

10.	Staff’s Comment: With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with Vaso or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s sponsor and Vaso are not controlled by and have no substantial ties to any non-U.S. person. As currently there are no non-U.S. persons that are otherwise involved in this business combination, the Company does not expect that CFIUS review would be relevant to this transaction. If in the future, non-U.S. persons will become involved in this business combination, the Company will update the Registration Statement to include the relevant disclosure.

Achari has been notified by Nasdaq that it is not in compliance with certain standards which Nasdaq requires..., page 45

11.	Staff’s Comment: We note your disclosure that you have been notified by Nasdaq that you are not in compliance with certain standards which Nasdaq requires listed companies meet for their securities to continue to be listed and traded on their exchange. Please expand your disclosure to describe the date you received any such notifications, the rule or requirement you are not in compliance with, and any applicable deadlines to regain compliance. In this regard, we note your disclosure on pages F-22 and F-23, which refer to deadlines to regain compliance with certain listing requirements that appear to have passed during 2023. We also note your disclosure in your Current Report on Form 8-K filed on October 11, 2023 that you failed to regain compliance with certain listing requirements during an applicable 180-day grace period and that, as a result, your securities are subject to delisting from the Nasdaq Global, and your disclosure on page 107 that “[o]n December 19, 2023, Nasdaq notified Achari that it had granted Achari’s request for an extension, until April 2, 2024, to cure the existing continued listing deficiencies which were the subject of the December 7 Hearing.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on such notifications from Nasdaq accordingly.

Securities and Exchange Commission

February 14, 2024

12.	Staff’s Comment: We note your statement that “[i]n connection with [y]our efforts to regain compliance with Nasdaq’s continued listing standards as further described herein, [you] have undertaken certain actions, including for example transferring Founder Shares held by [y]our Sponsor to certain members of [y]our Sponsor.” Please expand on this disclosure to explain what Nasdaq continued listing standard you were attempting to regain compliance with and the impact the transfer of shares had on your compliance with such requirement.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure to explain the Nasdaq continued listing standard with which it was attempting to regain compliance.

Risks Related to Achari

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required..., page 56

13.	Staff’s Comment: We note your statement on page 1: “The funds placed in the Trust Account have and will continue to be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended” and page 57: “To mitigate the risk of being deemed an investment company under the Investment Company Act, we have instructed the trustee to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account.” Please reconcile these statements and similar statements appearing throughout the registration statement. We also note your statement on page 56: “There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including with respect to a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.” If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company regardless of the amount of time that has passed since your IPO.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Risks Related to Vaso’s Business and Industry

We currently derive a significant amount of our revenue and operating income from our agreement with GEHC, page 61

14.	Staff’s Comment: We note your statement that a significant amount of your revenue and operating income arises from activities under the GEHC Agreement. For context, please quantify the percentage of your revenue and operating income related to activities under the GEHC Agreement during recent periods. For example, we note your disclosure on page F-66 that “For the years ended December 31, 2022 and 2021, GEHC accounted for 47% and 39% of revenue, respectively. Also, GEHC accounted for $12.8 million, or 83%, and $12.3 million, or 80%, of accounts and other receivables at December 31, 2022 and 2021, respectively.”

Response: The disclosure in this risk factor has been revised in Amendment No. 1 to reflect that in the year ended December 31, 2022 and in the nine months ended September 30, 2023 revenue related to activities under the GEHC Agreement accounted for 47% and 45% of Vaso’s revenue, respectively, and 148% and 148% of Vaso’s operating income, respectively.

Securities and Exchange Commission

February 14, 2024

We have foreign operations and are subject to the associated risks of doing business in foreign countries, page 63

15.	Staff’s Comment: We note your statement that “[t]he Company continues to have operations in China.” For context, please provide a quantification of the percentage of your business that relates to your operations in China for recent periods.

Response: The disclosure in this risk factor has been revised to indicate that these operations represented approximately 2.8% and 2.8% of Vaso’s revenue for the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively, and that its China-based operations represented approximately 3.1% and (3.2)% of its operating income for the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively.

The Business Combination Agreement

Additional Conditions to Obligations of Vaso, page 85

16.	Staff’s Comment: We note that a condition to the obligation of Vaso to consummate the Business Combination is that the Unpaid SPAC Expenses do not exceed $4,500,000. Here, or elsewhere in the prospectus, please provide the amount of Unpaid SPAC Expenses as of a recent date and whether management believes there is a material risk that the amount of unpaid expenses could exceed $4.5 million. To the extent material, please add risk factor disclosure noting that Vaso would not be required to consummate the Business Combination if Unpaid SPAC Expenses exceed $4.5 million. In this regard, we note your disclosure in footnote (J) to the pro forma financial statements on page 37 that the value of the Put Option has been “reduced by $2,250,000 for payment of excess SPAC expenses.” Because it appears unpaid SPAC expenses over $2.25 million reduce the value of the Put Option on a dollar for dollar basis, this adjustment suggests you are assuming to have exactly $4.5 million of unpaid SPAC expenses at Closing.

Response: The disclosure in the discussion of the Business Combination Agreement has been revised to address the $4,500,000 limit on Unpaid SPAC Expenses as has the risk factor entitled “If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur”.

The Achari Board’s Reasons for the Approval of the Business Combination, page 93

17.	Staff’s Comment: We note that the Board considered, among other things, research on comparable companies and precedent transactions, including precedent uplist transactions, historical valuation details and reviews of certain financial assumptions provided by Vaso management. Please revise to further describe these items considered by the Board.

Response: The Company acknowledges the Staff’s comment and respectfully confirms that all material factors that were considered by the Board in reaching the decision to approve the entry into the Business Combination Agreement and recommend its adoption by the Company’s stockholders have been disclosed in Amendment No. 1.

Interests of Achari’s Directors and Officers and Others in the Business Combination, page 96

18.	Staff’s Comment: It appears your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target. Additionally, please note whether any member of the Company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please also revise to clarify how the Board considered the enumerated conflicts in negotiating and recommending the Business Combination generally.

Response: The Company acknowledges the Staff’s comment and has revised the related disclosure in this section of Amendment No. 1 accordingly.

Securities and Exchange Commission

February 14, 2024

Background of the Business Combination, page 98

19.	Staff’s Comment: We note your statement that “although initially limited to evaluating acquisition targets in the cannabis space, Achari later decided to expand their search criteria, and consider potential acquisition targets in industries and sectors not tied to the cannabis space.” Please expand on your disclosure to explain why Achari decided to expand its search criteria and when this decision was made.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in this section of Amendment No. 1 accordingly.

20.	Staff’s Comment: Please expand the background section to discuss the December 22, 2022 special meeting of stockholders to extend the deadline by which the Company was required to consummate a Business Combination and the redemption of 8,980,535 shares of Common Stock for approximately $92,009,330, including the impact such redemptions had on the Company’s search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has expanded its disclosure on the December 22, 2022 special meeting of stockholders.

21.	Staff’s Comment: We note your statement regarding “Vaso’s interest in “up-listing” from an over-the counter market to a national securities exchange via a business combination transaction with a special purpose acquisition vehicle.” Please explain why Vaso was interested in seeking a listing on a national securities exchange via a business combination with a SPAC rather than by directly applying for listing of its common stock on a national exchange.

Response: Vaso believes that there is a profound disconnect between the true value of its common stock and the market value of its common stock as a result of being listed on an over-the-counter market as opposed to a national securities exchange and that an up-listing to Nasdaq will help correct this disconnect. Vaso believes that conducting that up-list though a business combination with a SPAC rather than by directly applying for the listing of its common stock on Nasdaq would more quickly and accurately correct the disconnect. The rationale for Vaso’s belief include the possibility of retaining up to $6.9 million in cash (depending upon the amount of redemption) in connection with the Business Combination, avoiding a reverse stock-split (and the historical downward pressure on market price connected with reverse stock splits) that would be necessary to obtain Nasdaq’s required minimum share price if the direct approach were taken and the potential retail and institutional expansion of the shareholder base through the retention of Achari shareholders (which for retail investors will depend upon the amount of redemption).

22.	Staff’s Comment: We note your statements that on July 7, 2023, the parties discussed “indicative valuations of Vaso post-transaction in the context of comparable, publicly traded businesses listed on national exchanges” and that on July 14, 2023, Achari management presented a brief overview of Vaso and the proposed business combination to the Achari Board, including key business segments, historical financial performance, proposed transaction terms, and key transaction risks and mitigants. Please revise to note the indicative valuations discussed on July 7, 2023 and a summary of the material proposed transaction terms presented at the July 14, 2023 meeting.

Response: The Company acknowledges the Staff’s comment and has revised the related disclosure in this section of Amendment No. 1 accordingly.

Securities and Exchange Commission

February 14, 2024

23.	Staff’s Comment: We note the $150 million valuation of Vaso included in the August 16 LOI and the $176 million valuation in the August 23 LOI. Please revise this section to disclose how the parties arrived at these valuations, including the methodology employed in reaching the valuations. Please note what consideration the parties gave to the market price of Vaso’s stock and its total market capitalization in reaching the valuations used in the LOIs. Additionally, please clarify how the parties arrived at the put option mechanism whereby Achari stockholders would be able to exercise a forced sales right requiring Vaso to purchase their retained Founder Shares held by Achari following consummation of the transaction at a minimum $8.00 per share. Your disclosure should explain why the put option would be limited to holders of Founder Shares rather than all Achari stockholders.

Response: The disclosure in Amendment No. 1 has been revised to address considerations that were analyzed in reaching the valuations in the August 16 LOI and the August 23 LOI as well as the different elements of the put option mechanism.

24.	Staff’s Comment: We note your statement that on October 23, 2023, the parties discussed the potential for a dual class share structure for Vaso post-transaction. Please expand on this discussion to explain the reason the parties considered a dual class share structure and who, if anyone, would be issued dual class shares. In this regard, we note your disclosure on page 50 that “[i]t is not expected that the Company will issue Class B common stock for the foreseeable future.”

Response: The disclosure referenced above has been expanded in Amendment No. 1 to include a discussion of the reasons that Vaso proposed a dual class structure for the common stock. As noted in Amendment No. 1, there are currently no plans to issue Class B common stock after the consummation of the Business Combination, and there are no discussions or negotiations for such issuance.

25.	Staff’s Comment: We note your disclosure that following discussions on October 24, 2023, Achari’s external accountant prepared a memo regarding such excise tax liabilities that was delivered to Vaso. It appears that this memo may be “a report, opinion or appraisal materially related to the transaction” pursuant to Item 4(b) of Form S-4. Accordingly, please ensure the information required by Item 1015(b) of Regulation M-A is provided and file such report as an exhibit. Refer to Item 21(c) of Form S-4. Alternatively, please provide us with an analysis as to why you are not required to provide this information.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. Achari respectfully submits that the referenced material consisted solely of a letter prepared by Achari’s outside tax consultant describing applicable tax law and potential tax liability attributable to Achari. Such letter did not discuss or reference Vaso, discuss or reference a proposed business combination with Vaso or any other party, or factors which may be considered material to any proposed business combination, such as valuation or consideration. We respectively submit that such letter therefore does not constitute a report, opinion or appraisal materially related to the transaction within the meaning of Item 1015 of Regulation M-A.

Securities and Exchange Commission

February 14, 2024

26.	Staff’s Comment: Please revise your disclosure in this section to note:

●	whether there were any discussions with Vaso about the potential loss of clients in the near future or other events that may materially affect Vaso’s prospects or its financial projections for future performance of its business;

●	if the Sponsor and management and affiliates have a track record with SPACs, including disclosure regarding this track record and the outcomes of the prior transactions;

●	any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the Business Combination; and

●	the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 accordingly.

27.	Staff’s Comment: We note that the parties discussed “potential amendments to Vaso’s contract with GE HealthCare.” To the extent any amendments are expected to be entered please revise to describe such amendments.

Response: While Vaso discussed potential amendments to the GEHC agreement with Achari, no such amendments are currently under discussion with GEHC.

Material U.S. Federal Income Tax Consequences of the Business Combination

U.S. Federal Income Tax Characterization of the Merger, page 108

28.	Staff’s Comment: We note your reference to the uncertain tax treatment regarding the Earnout Shares. Please remove or clarify these references.

Response: We have removed the references to the Earnout Shares from the disclosure on “Material U.S. Federal Tax Consequences of the Business Combination” included in Amendment No. 1.

Proposal 5: The Director Election Proposal, page 126

29.	Staff’s Comment: We note that on page 202 you list general qualifications for “[c]ertain of the Company’s directors following the Business Combination,” such as that certain directors have served on other boards. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Response: Amendment No. 1 has been revised to reflect why each director nominee is qualified to serve on the board of directors of Achari following the Business Combination.

Securities and Exchange Commission

February 14, 2024

Proposal 6: The Adjournment Proposal, page 128

30.	Staff’s Comment: We note your statement on page 128: “At the Stockholders’ Meeting, Achari will ask its stockholders to consider and vote upon a proposal to require the chair of the meeting to adjourn the Stockholders’ Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Achari determines an adjournment to be reasonably necessary or appropriate to approve one or more Proposals at the Stockholders’ Meeting for the following reasons: (i) because a quorum for the Stockholders’ Meeting has not been established, (ii) because there are not sufficient votes to approve and adopt any of the proposals, or (iii) to seek to limit or reverse any redemptions of Achari Shares.” Please tell us under what circumstances you would “seek to limit or reverse any redemptions of Achari shares,” and the means by which you would “limit or reverse redemptions.”

Response: The Company may seek to limit or reverse redemptions of Achari Shares if the number of redemptions would otherwise cause the Company to fall below applicable listing standards. The Company may also seek to limit or reverse redemptions by entering into non-redemption agreements or similar agreements as may be necessary to meet applicable listing standards.

Information About Vaso

VasoHealthcare, page 154

31.	Staff’s Comment: We note your disclosure regarding the exclusive sales representation agreement with GEHC. Here or elsewhere in the prospectus, please provide a description of all of the material terms of the sales representation agreement, including the material obligations of the parties, the relevant payment provisions and a description of any termination rights.

Response: The disclosure on the GEHC agreement in this section has been revised in Amendment No. 1 to provide the requested terms. We note that confidential treatment will be sought for several of the payment terms in the GEHC agreement. While the specific payment terms have not been included within the disclosure of the GEHC agreement as Vaso fears that such disclosure would be competitively harmful, Vaso has disclosed the percentage of its revenue and operating income related to activities under the GEHC Agreement during recent periods.

Intellectual Properties, page 158

32.	Staff’s Comment: We note that, through Vaso’s China-based subsidiaries, Vaso owns thirty seven invention and utility patents in China that expire at various times through 2041 and through its NetWolves subsidiary it holds a patent for Secure and Remote Monitoring Management. Please revise to provide the following information with respect to each patent, if any, that are material to Vaso’s business: (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the applicable jurisdiction.

Response: Vaso does not believe that the utility and invention patents that are held through its subsidiary in China (the “Chinese Patents”) are material. The Chinese Patents affect Vasos’s equipment segment which represented approximately 3.2% and 3.6% of Vaso’s revenue for the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively and which represented approximately (2.8)% and (6.6)% of its operating income for the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively.

The patent for Secure and Remote Monitoring Management that had been held by NetWolves has expired. Reference to it in Amendment No. 1 has been removed.

Securities and Exchange Commission

February 14, 2024

Insurance, page 160

33.	Staff’s Comment: We note your disclosure that Vaso maintains commercial and general liability insurance with limits of $5,000,000. We also note your disclosure on page 66 that Vaso currently maintains product liability insurance at $6,000,000 per occurrence and in the aggregate. Please clarify if the $6,000,000 of product liability insurance is different than the $5,000,000 of commercial and general liability insurance.

Response: These are different insurance policies, and Amendment No. 1 has been amended to more readily clarify that Vaso has a commercial and general liability insurance policy as well as a product liability insurance policy.

Legal Proceedings, page 160

34.	Staff’s Comment: We note your disclosure regarding a civil action filed by Netwolves against a former employee. Please note if there have been any developments in this case since November 2021.

Response: Amendment No. 1 has been revised to disclose that the former employee has been indicted by the U.S. Department of Justice, and all civil proceedings have been stayed pending the resolution of the U.S. Department of Justice action.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vaso, page 161

35.	Staff’s Comment: We note your statement that “[t]hese forward looking statements and other forward looking statements made elsewhere in this document are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Because the application of the PSLRA safe harbor to your initial business combination is unsettled, please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

Response: We have removed the disclosure regarding the PSLRA from Amendment No. 1.

Vaso Corporation - Critical Accounting Policies and Estimates, page 172

36.	Staff’s Comment: Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Expand your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 338350.

Response: The disclosure on Vaso’s Critical Accounting Policies in Amendment No. has been revised per your request.

Securities and Exchange Commission

February 14, 2024

37.	Staff’s Comment: We note that goodwill of $14,375,000 is attributable to the NetWolves reporting unit within the IT segment and $1,239,000 is attributable to the FGE reporting unit within the Equipment segment. We also note that your IT segment has reported operating losses for each of the periods presented. Please expand your disclosures to indicate how goodwill was tested, including whether you performed a qualitative and/or quantitative test. Disclose whether the fair value of your reporting units are substantially in excess of carrying value and thus not at risk of failing the quantitative test. If either reporting unit is at risk of failing the quantitative impairment test, disclose this risk and, with reference to Item 303(b) of Regulation S-K, provide the following:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;

●	a detailed description of the methods and key assumptions used and how the key assumptions were determined;

●	a discussion of the degree of uncertainty associated with the assumptions; and

●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The disclosure on Vaso’s Critical Accounting Policies in regard to “Goodwill and Intangible Assets” has been revised in Amendment No. 1 to address the above points in you comment.

Description of Vaso’s, Achari’s, and the Company’s Securities

Description of Achari’s Securities Prior to the Business Combination, page 181

38.	Staff’s Comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully advises the Staff that certain shareholders that agreed to waive their redemption rights did not receive particular consideration in exchange for that specific agreement. The waiver of redemption rights is memorialized in: (i) the Insider Letter dated October 14, 2021 in connection with the Company’s IPO (waiver by the Sponsor and each of the Company’s directors and officers) and (ii) the Sponsor Letter Agreement to be entered into simultaneously with the Closing of the Business Combination Agreement (waiver by the Sponsor and the Company’s directors and officers).

Redeemable Warrants, page 185

39.	Staff’s Comment: We note your statement on page 186 that once the warrants become exercisable you may call the warrants for redemption upon not less than 30 days’ prior written notice. Please expand on your disclosure to clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 accordingly.

Securities and Exchange Commission

February 14, 2024

Executive Compensation of Vaso, page 197

40.	Staff’s Comment: Please include executive compensation disclosure for Vaso’s executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to Item 402 of Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations for Regulation S-K.

Response: We have revised the executive compensation disclosure for the fiscal year ended December 31, 2023 in accordance with Item 402 of Regulation S-K.

Narrative Disclosure to Compensation Summary Table, page 198

41.	Staff’s Comment: We note your disclosure regarding an Employment Agreement with Ms. Jane Moen. Please file this employment agreement as an exhibit to the Registration Statement or explain to us why you are not required to do so.

Response: The Employment Agreement with Ms. Jane Moen has been added to Amendment No. 1’s exhibit index and will be filed by amendment in a future filing of the Registration Statement.

Management of the Company Following the Business Combination Director and Officer Indemnification Agreements, page 206

42.	Staff’s Comment: We note your statement that prior to the completion of the Business Combination, you expect to enter into indemnification agreements with each of your directors and executive officers. Please file this agreement as an exhibit.

Response: The form of the indemnification agreements to be entered into with the directors and executive officers of Vaso following the consummation of the Business Combination has been added to Amendment No. 1’s exhibit index, and such form will be filed by amendment in a future filing of the Registration Statement.

Changes in and Disagreements with Accountants, page 210

43.	Staff’s Comment: In accordance with Item 304(a)(1)(iv) and(v), please revise your disclosures address the subsequent interim period preceding Marcum LLP’s December 12, 2023 dismissal. In addition, request Marcum LLP to provide an updated Exhibit 16 letter to address the revised disclosures. Refer to Item 304(a)(3).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure regarding changes in and disagreements with accountants accordingly. Further, Marcum LLP has provided an updated Exhibit 16 letter to address the revised disclosure which has been filed with Amendment No. 1 as Exhibit 16.1.

Securities and Exchange Commission

February 14, 2024

Vaso Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2022

Note B. Summary of Significant Accounting Policies, Revenue Recognition, page B-54

44.	Staff’s Comment: Revise to provide more robust discussion of your revenue recognition policies as it relates to significant payment terms, obligations for returns, and the existence of warranties or related obligations for each type of revenue. Reference ASC 606-10-50-12. For revenue recognized over time, revise to clearly disclose the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. Reference ASC 606-10-50-18.

Response: Vaso recognizes the Staff’s comment and respectfully submits that the significant payment terms are disclosed in the “Contract Balances” section within the Revenue Recognition section of Note B. Warranty/return obligations are minimal in Vaso’s businesses, and the impact is not material to its financial statements. Vaso believes that its disclosures indicating monthly provision of network and software services addresses the “over time” revenue recognition treatment.

Note Q. Income Taxes, page F-73

45.	Staff’s Comment: We note that you partially released your deferred tax valuation allowance during the year ended December 31, 2022. With reference to ASC 740-10-30-16 through 25, provide us with a comprehensive analysis to support this release. In addition, expand your disclosures herein, or within your Critical Accounting Policies, to explain the positive and negative evidence that you considered, how that evidence was weighted and how that evidence led you to determine it was appropriate to release a portion of the valuation allowance. In addition, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize your deferred tax assets.

Response: Vaso believes that it is appropriate to release some or all of the existing valuation allowance per ASC 740, Accounting for Income Taxes. In reaching this conclusion, Vaso considered the balances subject to evaluation, the historical background and an analysis of the facts to ASC 740

Balances subject to evaluation at Dec 31, 2022

Vaso reported that at December 31, 2022 it had a Deferred Tax Asset of $10,988,327, a Valuation Allowance of $(10,796,003) and a Net Deferred Tax Asset of $219,324.

Historical Background

Vaso files consolidated federal and state income tax returns of the results of its operating segments and the costs of the corporate parent. The segments are:

Segment	Unit
IT	Netwolves Network Services LLC
VasoHealthcare IT Corp

Professional Sales Services	Vaso Diagnostics, Inc d/b/a VasoHealthcare

Equipment	Vaso Global Corp
VasoMedical Inc.

Securities and Exchange Commission

February 14, 2024

Vaso incurred significant net operating losses in the 2000s and historically applied a valuation allowance to its deferred tax assets reducing the net deferred tax assets to zero. At December 31, 2015, a partial release of $560,000 was recorded based on sufficient future taxable income estimated to be generated by the operating unit of Vaso Diagnostics, Inc. d/b/a VasoHealthcare (“VHC”), resulting in a $222,000 net deferred tax asset at December 31, 2015. Vaso generated taxable income in its 2015 and 2016 fiscal years but had net operating losses in its 2017, 2018 and 2019 fiscal years. As a result, no further adjustment was deemed appropriate.

In its 2020, 2021 and 2022 fiscal years, Vaso’s taxable income increased significantly due to VHC’s growth. In addition, the GEHC Agreement under which the VHC unit operates was extended to December 2026, and GEHC continued to expand its business with VHC.

Analysis

In the Company’s evaluation of positive and negative evidence, it considered the increasing earnings of VHC, the historical growth in its operations, and the extension of its agreement with GEHC as evidence that likely future taxable income was sufficient to permit partial release of its valuation allowance. Consequently, the Company prepared the following analysis of projected book income and taxable income for the remaining four years, from 2023 to 2026, of the GEHC Agreement:

				$(000’s)
	2019	2020	2021	2022	2023	2024	2025	2026
	Actual				Projected
Book income (loss)
U.S. Op Inc (loss)	$684	$409	$2,305	$6,835	$6,157	$6,000	$6,000	$6,000

Other Inc (exp)	$(862)	$(415)	$3,432	$97	$90	$90	$90	$90

U.S. Pre-tax inc (loss)	$(178)	$(6)	$5,737	$6,932	$6,247	$6,090	$6,090	$6,090

Taxable Income (loss)
Taxable inc (loss)	$(1,338)	$797	$4,373	$7,754	$5,483	$5,483	$5,483	$5,483

Conclusion

Based on the projections of U.S. pre-tax income and taxable income for the remaining four years of the GEHC Agreement, the Company adjusted its tax provision for its 2022 fiscal year using an estimate of an aggregate of $20 million in future taxable income to be generated in its 2023, 2024, 2025 and 2026 fiscal years. This resulted in an additional release of $4.84 million in valuation allowance, bringing the total released since the $0.56 million released in 2015 to $5.4 million at December 31, 2022.

The disclosure on the Critical Accounting Policies of Vaso has been revised in Amendment No. 1 to explain the evidence that Vaso considered, how that evidence was weighted and how that evidence led Vaso to determine it was appropriate to release a portion of the valuation allowance.

****

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer

cc:	Kristin Lochhead, Commission
Terence O’Brien, Commission